UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65616 / October 25, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14534

In the Matter of
 	
American Capital Partners Limited, Inc.,
American Educators Financial Corp.
(n/k/a
    Asia Ventures Corp.),
Austral Pacific Energy Ltd.,
Bidville, Inc. (n/k/a PrimEdge, Inc.),
Bio-Warm Corp. (n/k/a PHI Gold Corp.),
Black Rock Golf Corp. (a/k/a Aurus
Corp.),
Broadband Wireless International
    Corp., and
Buffalo Gold Ltd.,
 	
    Respondents.
	ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO AUSTRAL PACIFIC ENERGY LTD.

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Austral Pacific Energy Ltd. ("Austral Pacific Energy" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on September 7, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or

denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Austral Pacific Energy Ltd. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

1. Austral Pacific Energy (CIK No. 1041829) is a British Columbia corporation located in Wellington, New Zealand. At all times relevant to this proceeding, the securities of Austral Pacific Energy have been registered under Exchange Act Section 12(g). As of August 29, 2011, the company's stock (symbol "AUSPF") was quoted on OTC Link, had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

2. Austral Pacific Energy has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-16 thereunder because it has not filed any periodic reports with the Commission since the period ended December 31, 2007.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

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[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.